

October 1, 2024

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 10/01/24

Enclosure

<u>Attachment</u>

[1] See Attachment for a comprehensive list of updates to Exhibit F

Summary of changes made to Exhibit F:

- Updated
  Taiwanese TPH Supplemental Application Form
  Off-Floor DPM Appointment Application

- Added
  Gujarat International Finance Tec-City ("GIFT" City) Trading Permit Holder Supplemental Application Form

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.



Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/01/24**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

24003443

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone)
(913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/01/24 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 4:00pm on 10/01/24] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Taiwanese Trading Permit Holder Supplemental Application Form | Updates: Added new products for stocks and ETFs. Updated font to comply with corporate branding standards.

2. Off Floor Designated Primary Market Maker (DPM) Appointment Application | Updates: Added language to clarity Responsible Person and DPM designee. Updated font to comply with corporate branding standards.

Cboe Exchange, Inc.
Taiwanese Trading Permit Holder
Supplemental Application Form

The business organization referenced below (“Organization”) certifies the following to Cboe Exchange, Inc. (“Cboe Options”):

The Organization is either a Futures Commission Merchant (“FCM”) or a registered broker-dealer as defined under Taiwanese law and satisfies the applicable requirements for designation as either an FCM or registered broker-dealer.

The Organization will comply with the Taiwan Personal Data Protection Act (“PDPA”) and will provide notification to and obtain the consent from individual customers to ensure that: (i) the individual customers’ personal data may be provided to Cboe Options; and (ii) the use by and provision of personal data to Cboe Options is within the scope of the customers’ consent or notice to the customer, as applicable.

Under Cboe Options Rule 3.5, each individual Trading Permit Holder (“TPH”) must be domiciled in or each TPH organization must be organized under the laws of a jurisdiction expressly approved by Cboe Options, and will be subject to the jurisdiction of the federal courts of the United States and the courts of Illinois. Additionally, approval of a Taiwanese TPH is contingent upon the condition that the TPH does not trade in any Cboe Options product other than the Cboe Options products that have been expressly authorized for trading in Taiwan. Any violation of this condition will be considered a violation of Cboe Options’ rules. The Organization certifies to Cboe Options that it will only enter orders and execute transactions on Cboe Options in Cboe Options products approved for trading in Taiwan and not in any other Cboe Options products. A list of Cboe Options products that are approved for trading in Taiwan is attached.

____
Trading Permit Holder (“TPH”) Name

____
Signature of Authorized Officer, Partner or Managing Member of TPH

____
Printed Name

____
Title

____
Date

Cboe Exchange, Inc.
Taiwanese Trading Permit Holder
Supplemental Application Form
Attachment – List of Cboe Options Products
Approved for Trading in Taiwan
(as of September 12, 2024)

Options on the following stocks, exchange-traded products, and indexes (with options trading symbol) are currently approved for trading in Taiwan:

<u>Stocks</u>

Adobe Systems Inc.

Advanced Micro Devices Inc.

Amazon Com Inc.

American Express Company

American International Group Inc.

Amgen Inc.

Anadarko Petroleum Corporation

Analog Devices, Inc.

APA Corp

Apple Inc. Com Stk

Applied Materials Inc.

Arconic Inc.

AT&T Inc. Com

Bank of America Corp.

Best Buy Company Inc.

Biogen Idec Inc.

Blackberry Limited

Blucora Inc.

Booking Holdings Inc.

Boston Scientific Corporation

Bristol Myers Squibb Company

Brocade Communications Systems Inc.

Calpine Corporation

Check Point Software Technologies Ltd.

Ciena Corporation Com New

Cirrus Logic Inc.

Cisco Systems, Inc.

Citigroup
Citrix Systems Inc.
Clear Channel Outdoor Holdings Inc.
Coca-Cola Company
Coinbase Global, Inc.
Corning Incorporated
Cypress Semiconductor Corporation
Danaher Corporation
Eastman Kodak Company
eBay Inc.
EchoStar Corporation
Eli Lilly & Company
EOG Resources Inc.
Ericcson
Exxon Mobil Corporation
FLEX LTD.
Ford Motor Company
Gap Inc.
General Electric Company
General Motors Company
Goldman Sachs Group Inc.
Halliburton Company (holding company)
Home Depot Inc.
Honeywell International Inc.
HP Inc.
Integrated Device Technology Inc.
Intel Corporation
International Paper Co.
Intuit Com
Jabil Circuit Inc.
Johnson & Johnson
JPMorgan Chase & Company Com Stk
Juniper Networks Inc.
Kohl's Corporation
Level 3 Communications Inc.

McDonald’s Corporation
Medtronic Inc.
Merck & Co. Inc.
Meta Platforms, Inc.
Micron Technology Inc.
Microsoft Corporation
MicroStrategy Incorporated
Motorola Solutions Inc.
Nvidia Corporation
Oracle Corporation
Palantir Technologies Inc.
PepsiCo Inc.
Pfizer Inc.
Procter & Gamble Co.
Qorvo, Inc.
Qualcomm Inc.
Rambus Inc.
Rite Aid Corporation
Schlumberger Ltd.
Schwab Charles Corporation
Shopify Inc.
Sonus Networks Inc.
Spotify Technology S.A.
Starbucks Corporation
Super Micro Computer, Inc.
Texas Instruments Inc.
T-Mobile US, Inc.
Uber Technologies, Inc.
United Parcel Service, Inc.
Verisign Inc.
Verizon Communications
Vertiv Holdings Co.
Viavi Solutions Inc.
Vodafone Group PLC
Wal-Mart Stores, Inc.

Williams Companies

Xerox Corporation

Yahoo Inc.

Exchange-Traded Products

Consumer Discretionary Select Sector SPDR

Energy Select Sector SPDR

Financial Select Sector SPDR

iShares 20+ Year Treasury Bond

iShares 7-10 Year Treasury Bond ETF

iShares MSCI Emerging Markets

iShares MSCI Japan ETF

iShares Biotechnology

iShares iBoxx $ High Yield Corporate Bond ETF

iShares iBoxx $ Investment Grade Corporate Bond ETF

iShares Russell 2000

iShares U.S. Real Estate ETF

ProShares UltraPro Short QQQ

ProShares UltraPro QQQ

Vaneck Vectors Biotech

Vaneck Vectors Oil Services

Vaneck Vectors Semiconductor

Materials Select Sector SPDR

SPDR Dow Jones Industrial Average ETF Trust

SPDR S&P 500 ETF Trust

Index

Cboe Volatility Index

Dow Jones Industrial Average Index

Mini-NDX Index

NASDAQ 100 Index

Russell 2000 Index

S&P 100 Index

S&P 500 Index (SPXW and FLEX options included)

Mini-S&P 500 Index

Cboe Exchange, Inc.
Off-Floor Designated Primary Market-Maker (DPM)
Appointment Application

APPLICANT DATA		
Name of TPH Organization:		
Address:		
City:	State:	Zip:
Phone:	Firm CRD #:	

DPM RESPONSIBLE PERSON(S) INFORMATION

Please identify at least one Responsible Person who will be staffing the Off-Floor DPM operation on a day-to-day basis (i.e. the person(s) who will set quotes and sizes, monitor trading activity, be available on a real-time basis to resolve trading disputes, etc.) for the Off-Floor DPM applicant TPH Organization ("Applicant"). Each Responsible Person must be TP (24) registered in WebCRD. Describe in detail, all industry experience as well as the relevant trading experience for each responsible person. All fields must be completed.

Pursuant to Rule 3.54, the applicant (i) authorizes the individual(s) listed below to enter into Exchange transactions on behalf of the Applicant in its capacity as a DPM; (ii) authorizes the individual(s) to represent the Applicant in all matters relating to the fulfillment of the Applicant's responsibilities as a DPM; and (iii) guarantees all obligations arising out of the individual's representation of the Applicant in its capacity as a DPM in all matters relating to the Exchange.

RESPONSIBLE PERSON #1		
Name:	CRD #:	NFA ID:
Title:	Business Phone:	
Email:	Mobile Phone:	
Experience:		

RESPONSIBLE PERSON #2		
Name:	CRD #:	NFA ID:
Title:	Business Phone:	
Email:	Mobile Phone:	
Experience:		

OFF-FLOOR DPM DESIGNEE INFORMATION **(Optional)**
Please identify any Off-Floor DPM Designee(s) who will be involved in the day-to-day trading of the DPM appointed classes for the Applicant. Describe in detail, all industry experience as well as the relevant trading experience for each designee. All fields must be completed. Pursuant to Rule 3.54, the applicant (i) authorizes the individual(s) listed below to enter into Exchange transactions on behalf of the Applicant in its capacity as a DPM; (ii) authorizes the individual(s) to represent the Applicant in all matters relating to the fulfillment of the Applicant's responsibilities as a DPM; and (iii) guarantees all obligations arising out of the individual's representation of the Applicant in its capacity as a DPM in all matters relating to the Exchange.

OFF-FLOOR DPM DESIGNEE #1		
Name:	CRD #:	NFA ID:
Title:	Business Phone:	
Email:	Mobile Phone:	
Experience:		

OFF-FLOOR DPM DESIGNEE #2		
Name:	CRD #:	NFA ID:
Title:	Business Phone:	
Email:	Mobile Phone:	
Experience:		

APPLICANT INFORMATION

Identify the owners, partners, members, and Responsible Person(s) of the Applicant as follows:

Names of Owners, Partners, Members, Responsible Persons	Title or Status	$ Capital Contribution	% Profit	% Loss

APPLICANT INFORMATION

Please list those owners, partners, principals and any Responsible Person(s) of the Applicant who are affiliated in any way with another DPM organization. Include the extent of the affiliation, including amounts of capital contributions, % profits, % losses, voting rights etc. List any additional information below.

Name	Title or Status	Affiliated Organization	$ Capital Contribution	% Profit/Losses	Voting Rights

ADDITIONAL INFORMATION

Note any disciplinary or remedial action taken against any individual or organization named in this application other than action taken pursuant to an SRO minor rule violation plan. If any disciplinary or remedial action has been taken, describe in detail the circumstances surrounding each action and identify the issuing SRO or governmental agency. Also note and describe any warnings issued to any individual or organization named in this application related to a capital or operational problem, rules of trading procedure or evaluation of market quality and identify the issuing SRO or Governmental agency.

TRADING HISTORY

Please describe the industry experience of the Applicant. Describe the firms experience in both floor-based and electronic environments.

PAST SUCCESS IN MARKET MAKING

Please describe, in detail, the methods used by the Applicant to attract order flow and indicate the Applicant's past success in this regard. Give specific data on the Applicant's track record with regard to increasing volume and market share in classes where it was granted a specialist or specialist-like appointment.

MARKET SERVICE

Describe the methods that the Applicant organization commits to employ that will provide the greatest results in attracting order flow to Cboe Options. Responses should be specific with respect to the following: Commitment in terms of personnel and dollars to marketing efforts; participation in the Exchange's Payment For Order Flow program, and promotion of Cboe Options as the marketplace of choice. Additionally, please describe how the Applicant intends to promote and manage customer relations including responding to individual requests from customers, problem resolution and ongoing customer service support.

MARKET QUALITY

Describe the level of market quality that the Applicant will maintain in order be competitive with other marketplaces as well as with other Cboe Options TPHs who are making markets in the same class(es). Specifically, note commitments to bid-ask spread differentials, firmness, size and depth of markets, and number and frequency of quotes.

OPERATIONAL CONSIDERATIONS

Please describe any special technology that the Applicant will use in support of an Off-Floor DPM appointment, including primary autoquote system and backup system(s). Please note the levels of electronic capacity, stability and reliability of your autoquote system and backup system(s).

Describe how the Applicant intends to promote and manage customer relations and ensure that the Off-Floor DPM operation is continuously operated by approved and experienced responsible persons and/or additional DPM Designees. Please include the name(s) and contact information of each responsible person who will be available at least ½ hour prior to the open and 1 hour following the close, as well as throughout the trading day, to respond to customer complaints and/or inquiries.

If approved as an Off-Floor DPM, please indicate if the Applicant intends to have a Nominee trade in open outcry in the option classes allocated to the Applicant in its capacity as an Off-Floor DPM. Please include the name(s) and contact information of each Nominee that will be stationed on the trading floor.

ORDER FLOW DEDICATION

Given Cboe Options' dedication to filling its customers' orders at the best available price (NBBO), describe the Applicant's commitment to providing the NBBO to all customers including those customers' orders resulting from the Applicant's captive order flow (or order flow garnered as part of your organization's brokerage operation).

CAPITAL
Note the financial resources that the Applicant proposes to commit. Provide details such as: The specific dollar amount; the name(s) of the source(s); whether or not the source(s) has any management responsibility or participates in the profits/losses of the operation and to what extent the source(s) participates in management and/or profits/losses. If the money is borrowed, note the repayment schedule. Provide any other related information that should be considered by the Exchange.

MISCELLANEOUS
Note any additional information which the Applicant deems pertinent to this application.

I have carefully read the questions contained on this application and the responses that have been provided to those questions. On behalf of the Off-Floor DPM applicant TPH Organization, I represent that the responses provided and any other information provided to Cboe Options on behalf of the Off-Floor DPM applicant TPH Organization in connection with this application is current, accurate, and complete.

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of TPH	Date
______________________________	______________________________
Printed Name	Title

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Gujarat International Finance Tec-City ("GIFT" City) Trading Permit Holder Supplemental Application Form | New Document

Cboe Exchange, Inc.
Gujarat International Finance Tec-City ("GIFT" City)
Trading Permit Holder
Supplemental Application Form

The business organization referenced below ("Organization") represents and warrants to Cboe Exchange, Inc. ("Cboe Options") that as of the date of the Organization's application for a Trading Permit and on each day thereafter until the Organization's Trading Permit is terminated:

- ☐ The Organization is located in GIFT City and is registered with the International Financial Services Centre Authority ("IFSCA").

- ☐ The Organization represents and warrants that it is permitted to become a Trading Permit Holder of and participate on Cboe Options under the regulatory framework governing the Organization.

____
Name of Organization

____
Signature of Authorized Signatory

____
Name of Authorized Signatory

____
Title of Authorized Signatory

____
Date